UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Rent-A-Center, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

76009N100

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76009N100	13D	Page 2 of 7

(1)	NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 3,186,042 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 3,186,042 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,186,042 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated based on 53,514,721 shares of common stock, par value $0.01 per share, outstanding as of October 30, 2018, as reported in the Form 10-Q for the quarterly period ended September 30, 2018, of Rent-A-Center, Inc.

CUSIP No. 76009N100	13D	Page 3 of 7

(1)	NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 3,186,042 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 3,186,042 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,186,042 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) OO

*

Percentage calculated based on 53,514,721 shares of common stock, par value $0.01 per share, outstanding as of October 30, 2018, as reported in the Form 10-Q for the quarterly period ended September 30, 2018, of Rent-A-Center, Inc.

CUSIP No. 76009N100	13D	Page 4 of 7

(1)	NAMES OF REPORTING PERSONS Brian R. Kahn
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 3,186,042 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 3,186,042 shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,186,042 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) IN

*

Percentage calculated based on 53,514,721 shares of common stock, par value $0.01 per share, outstanding as of October 30, 2018, as reported in the Form 10-Q for the quarterly period ended September 30, 2018, of Rent-A-Center, Inc.

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed on November 3, 2017, as amended on January 19, 2018, June 12, 2018, June 17, 2018, and December 19, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On December 21, 2018, Vintage Capital filed a complaint in the Court of Chancery of the State of Delaware for a declaratory judgment, breach of contract, specific performance, and injunctive relief in connection with the Issuer’s improper and invalid efforts to terminate the Merger Agreement. A copy of the complaint is attached as Exhibit 7 and is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit Number	Description
7	Complaint filed in the Court of Chancery of the State of Delaware, dated December 21, 2018.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on July 27, 2017).
2	Letter to the Board of Directors of Rent-A-Center, Inc., dated November 3, 2017 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on November 3, 2017).
3	Letter to the Board of Directors of Rent-A-Center, Inc., dated June 11, 2018 (incorporated by reference to Exhibit 3 to the Amendment to Schedule 13D filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on June 12, 2018).
4	Agreement and Plan of Merger, dated as of June 17, 2018, by and among Rent-A-Center, Inc., Vintage Rodeo Parent, LLC and Vintage Rodeo Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Rent-A-Center, Inc. on June 19, 2018).
5	Press release, dated December 18, 2018.
6	Letter to the Rent-A-Center, Inc., dated December 18, 2018.
7	Complaint filed in the Court of Chancery of the State of Delaware, dated December 21, 2018.